SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 20

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
(212) 701-3000

⁪ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 20 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18 and 19 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4, Section (b) - Background of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

On April 12, 2006, following BASF’s due diligence review, including access to non-public information, Merrill Lynch sent a letter to BASF requesting that BASF increase its offer by the close of business on Wednesday, April 19, 2006.

On April 13, 2006, management of the Company and Merrill Lynch, the Company’s financial advisor, reviewed in detail with the Board a potential recapitalization plan consisting of a self-tender offer for approximately 20% of the Company’s outstanding Shares (including shares underlying exercisable options) for $45 per Share in cash, continued execution of the Company’s business strategy and incremental cost savings.

On April 14, 2006, Mr. Perry and Dr. Hambrecht met and discussed BASF’s due diligence review and the Company’s request for BASF’s increased offer. On April 15, 2006, Mr. Perry provided the Board with an update of his meeting with Dr. Hambrecht.

On April 18, 2006, Merrill Lynch sent a letter to Dr. Hambrecht and Mr. Hans Engel, President of the Offeror, summarizing, on a preliminary basis, the Company’s expected results of operations for the first quarter of 2006.

On April 19, 2006, in response to the Company’s request, BASF made a proposal to acquire all of the outstanding Shares for $38 per Share in cash.

On April 20, 2006, the Board held a telephonic meeting to discuss the revised BASF proposal.

On April 24, 2006, the Board held another telephonic meeting to review and discuss, with the Company’s financial advisor, Merrill Lynch, and the Company’s legal advisors, Cahill Gordon and Wachtell Lipton Rosen & Katz, the revised BASF proposal and the potential recapitalization plan.

On April 25, 2006, the Board held another telephonic meeting to discuss the revised BASF proposal and the potential recapitalization plan. Representatives of Merrill Lynch reviewed again with the Board the terms of the revised BASF proposal and various financial analyses thereof. Representatives of Merrill Lynch also provided to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of April 25, 2006 and subject to the qualifications and limitations set forth in the opinion, a copy of which is filed as an exhibit hereto, the consideration to holders of Company Common Stock of $38 per Share contemplated by BASF’s revised proposal is inadequate from a financial point of view to such holders (other than BASF and its affiliates).

There was further review and discussion of the potential components of the recapitalization plan. Management and Merrill Lynch reviewed with the Board the committed bridge financing (the “Committed Financing”), subject to customary conditions, that the Company has obtained from JP Morgan and Merrill Lynch to initially fund the $45 per share self-tender and reviewed as well the expected permanent financing, including that such permanent financing is expected to be comprised of a mix of hybrid securities and floating- and fixed-rate debt. The Commitment Letter received from JP Morgan and Merrill Lynch is filed as an exhibit hereto.

Following this review and discussion, the Board unanimously approved a recapitalization plan consisting of a self-tender offer for up to 26 million Shares or approximately 20% of the Company’s Shares (including shares underlying exercisable options) for $45 per Share, continued execution of the Company’s business strategy and incremental cost savings which the Company expects will deliver $15 million annually beginning in 2007 and with respect to which the Company expects to incur a charge or charges over the second half of 2006 totaling $20 million.

In addition, at the meeting the Board deemed it advisable to increase at the 2006 Annual Meeting of Shareholders, the number of directors of the Company by three (3) to nine (9) members, with the resulting three (3) vacancies to be filled by individuals elected by the Company’s shareholders at the Annual Meeting. The Board nominated three individuals, Messrs. Alain Lebec, Howard L. Minigh and Michel A. Sperduto, to fill the three vacancies to be created at the Annual Meeting.

The Board also amended the Company’s By-Laws to provide for the appointment of inspectors in the event of an action by written consent by the Company’s shareholders. The amendment to the Company’s By-Laws was filed as an exhibit to a Form 8-K filed by the Company on April 26, 2006 and which is incorporated by reference herein.

On April 26, 2006, the Company issued a press release announcing the recapitalization plan, a copy of which press release was filed as an exhibit to a Form 8-K filed by the Company on April 26, 2006 and which is incorporated by reference herein. The Company also filed an Investor Presentation as an exhibit to a Form 8-K filed by the Company on April 26, 2006, which is incorporated by reference herein.

Item 4, Section (c) - Reasons for the Rejection of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

The Board’s unanimous view is that the $38 per Share BASF proposal is inadequate and not in the best interests of Engelhard shareholders. This view is based on, among others, the reasons set forth below:

1.    Superior Value of Recapitalization Plan. The Board believes that its $45 per Share self-tender offer and the Company’s continued ability to capitalize on its attractive growth opportunities and business strategy and incremental cost savings expected to deliver $15 million annually beginning in 2007 deliver greater value to its shareholders than BASF’s $38 per Share proposal. The recapitalization plan gives shareholders partial liquidity at the attractive price of $45 per Share while preserving their ability to realize the Company’s outstanding future growth potential through appreciation of the market price of the stock or a future sale of the Company. The Board’s adoption of the recapitalization plan was based on, among others, the additional factors described in the press release and Investor Presentation included as exhibits hereto.

2.    BASF Proposal Does Not Fully Reflect Earnings Momentum. The Board believes that the $38 per Share BASF proposal does not fully reflect the earnings momentum inherent in the Company’s results for the fourth quarter of 2005 and extremely strong first-quarter earnings. Over the past few years, the Company has successfully implemented a strategic plan to exit its low-margin precious metals fabrication businesses in favor of higher-growth, higher-margin businesses. The Company has also made significant investments in a number of attractive businesses with substantial revenue-generation potential, most notably diesel-emission control, energy and fuel materials, personal care and cosmetic materials, separations and polymers. This strategy has only just begun to pay off, as evidenced by Engelhard’s strong earnings momentum in the two quarters announced following BASF’s unsolicited $37 per Share tender offer. On February 2, 2006, the Company announced fourth-quarter earnings per share (“EPS”) of $0.53 per share. Additionally, on April 26, 2006, Engelhard announced that earnings per Share for the first quarter were $0.55, which includes approximately $0.03 of expenses and $0.02 of share dilution due to the impact of the unsolicited BASF tender offer. Results for both quarters were meaningfully above Wall Street analysts’ expectations.

3.    The BASF Proposal Does Not Fully Reflect the Stand Alone Value of Engelhard. The Board believes that the $38 per Share BASF proposal does not fully reflect the value of the Company’s businesses, including its strong market and technology positions and, in particular, its future growth prospects. The Board believes that the Company has effectively positioned itself to take advantage of attractive growth opportunities in key markets, particularly post-2006. Key growth drivers include (i) the phase-in of more stringent heavy duty diesel regulations in Europe in late 2006, and in the U.S. in early 2007, (ii) increasingly stringent clean air regulations in Europe, the U.S. and Asia, including China and India, driving growth in traditional mobile environmental markets and (iii) continued strength in new operating businesses which were not part of the Company’s portfolio in 2000, such as energy and fuel materials, and personal care and cosmetics, among others.

4.    The BASF Offer and Subsequent BASF Proposal are Opportunistically Timed. The Board believes that BASF recognizes the attractiveness of the Company’s current market and technology positioning and post-2006 growth prospects, and opportunistically timed the launch of its Offer to acquire the Company before those higher growth rates are factored into the Company’s stock price. Further, the Board believes that the unsolicited Offer by BASF was an attempt to take advantage of short term relative undervaluation in the Company’s forward trading multiples. BASF launched its hostile offer when Engelhard’s stock was trading at a forward price-to-earnings (“P/E”) multiple (current stock price to one year forward EPS based on mean analyst estimates) that was meaningfully lower than its historical relationship that prevailed for several years to that of key industry peers (Johnson Matthey and Umicore). The forward P/E multiple of the Company immediately prior to the unsolicited offer from BASF was 29.1% below that of Johnson Matthey. This compares to an average discount to Johnson Matthey of 10.7%, 1.6% and 8.5% in 2005, 2004 and 2003, respectively, and an average discount of 6.9% for the 2003-2005 period overall. Immediately prior to the unsolicited offer from BASF, the Company’s forward P/E was at a discount of 11.3% to Umicore, which compares to an average premium to Umicore of 6.8%, 30.7% and 20.3% in 2005, 2004 and 2003, respectively, and an average premium of 19.3% for the 2003-2005 period overall.

5.    The BASF Proposal Does Not Reflect Adequate, if Any, Sharing of Significant Potential Synergy Value of a Combination. As noted in Section (b) of this Item 4, BASF indicated to the Company that its original Offer price of $37 per Share did not factor in value for potential synergies because of the uncertainty in acquisition transactions of achieving synergies. BASF subsequently indicated in its January 3, 2006 analyst conference call that in studying the impact of the proposed Offer on BASF it had assumed “modest synergies.” The Company’s Board believes, based on a preliminary assessment conducted after BASF’s initial $37 per Share Offer by the Company’s senior management team and a review of synergies in precedent transactions, that the synergy opportunities available to BASF in an acquisition of the Company is more significant. BASF and the Company have several overlapping geographies and customer segments. BASF has a meaningful North American presence, with sales in excess of $10 billion, and its North American headquarters is located in New Jersey, approximately 30 miles from the Company’s headquarters.

6.    The BASF Proposal Represents a Low Control Premium Versus Precedent Transactions. The $38 per Share BASF proposal represents a premium of 26.0% to the closing price of the Shares on December 30, 2005, the last trading day prior to BASF’s public announcement of its unsolicited $37 per Share Offer, or a premium of 26.4% to the closing price of the Shares on December 6, 2005, four weeks prior to BASF’s public announcement of its original $37 per Share Offer. This compares to (average) premiums paid in North American all-cash unsolicited transactions greater than $1 billion in transaction value of 34.6%, 41.7%, and 64.5% versus the closing price four weeks prior to announcement in 2005, 2004 and 2003, respectively, and (average) premiums paid in all North American all-cash transactions greater than $1 billion in transaction value of 35.4%, 27.0%, and 33.3% versus the closing price four weeks prior to announcement in 2005, 2004 and 2003, respectively.

7.    Opinion of Financial Advisor. Merrill Lynch, the Company’s financial advisor, delivered an opinion on April 25, 2006, to the effect that, as of that date, the $38 per Share price of the BASF proposal was inadequate from a financial point of view to the Company’s stockholders (other than BASF and its affiliates). The Merrill Lynch opinion, which is attached as an exhibit hereto, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion. Please read the Merrill Lynch opinion carefully and in its entirety.

The foregoing discussion of the information and factors considered by the Board of the Company is not intended to be exhaustive, but addresses all of the material information and factors considered by the Board in their consideration of the Offer and $38 BASF proposal. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board were aware of the interests of certain officers and directors of the Company as described under Item 3 above.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(3)	Press Release, dated January 23, 2006.*
(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*

(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(10)	Press release, dated January 27, 2006.*
(a)(11)	Investor Presentation entitled “Engelhard Response to BASF Offer”.*
(a)(12)	Press release, dated February 2, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 2, 2006).
(a)(13)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(14)	Press release, dated February 6, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(15)	Press release, dated February 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 8, 2006).
(a)(16)	Press release, dated February 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 16, 2006).
(a)(17)	Press release, dated March 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 1, 2006).
(a)(18)	Press release, dated March 7, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 7, 2006).
(a)(19)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).
(a)(20)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).
(a)(21)	Press release, dated March 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 21, 2006).
(a)(22)	Press release, dated March 23, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 23, 2006).
(a)(23)	Press release, dated March 28, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 28, 2006).

(a)(24)	Press release, dated April 10, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 10, 2006).
(a)(25)	Press release, dated April 12, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 12, 2006).
(a)(26)	Press release, dated April 17, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 17, 2006).
(a)(27)	Press release, dated April 20, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 20, 2006).
(a)(28)	Press release, dated April 26, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(29)	Press release, dated April 26, 2006 (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(30)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(a)(31)
Text of email to Employees of Engelhard Corporation, dated April 26, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).

(a)(32)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 25, 2006.
(a)(33)	Commitment Letter of JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch Bank USA and Merrill Lynch, Pierce, Fenner & Smith, dated April 25, 2006.
(a)(34)	Amendment of the By-Laws of Engelhard Corporation (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).
(e)(1)
Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).
(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).

(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).
(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(e)(9)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(10)
Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(11)
Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985—conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(12)
Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987—conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(13)
Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(14)
Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).
(e)(16)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(17)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(18)
Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(19)
Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).
(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(22)
Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(24)
Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(25)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).
(e)(27)
Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).

(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(g)	Not applicable.

*	Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION
By: /s/ Michael A. Sperduto___________________
Name: Michael A. Sperduto
Title: Vice President and Chief Financial
Officer

Dated: April 26, 2006